Holme, Roberts & Owen LLP

Mashenka Lundberg 303.866.0616 mashenka.lundberg@hro.com

1700 Lincoln Street, Suite 4100 Denver, Colorado 80203-4541 tel 303.861.7000 fax 303.866.0200

DENVER BOULDER COLORADO SPRINGS LONDON LOS ANGELES MUNICH SALT LAKE CITY SAN FRANCISCO

January 20, 2006

VIA EDGAR AND HAND DELIVERY

H. Roger Schwall

Assistant Director

United States

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, DC 20549-0405

Re:    Newmont Mining Corporation

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 15, 2005

File No. 1-31240

Dear Mr. Schwall:

On behalf of our client, Newmont Mining Corporation, a Delaware corporation (the “Company” or “Newmont”), please find below the Company’s responses to the Securities and Exchange Commission Staff comments that were contained in the Staff’s letter to Mr. Bruce D. Hansen of the Company dated December 27, 2005 (the “Comment Letter”).

The responses and supplemental information provided herein in response to the Comment Letter are based upon information provided by representatives of the Company. We have not independently verified the accuracy and completeness of such information.

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

This letter includes Newmont’s responses to Comments #1 through #15 and #19 of the Comment Letter. Newmont previously responded to the other comments received from the Staff via separate correspondence sent to the Staff on or about January 13, 2006.

1700 Lincoln Street, Suite 4100 Denver, Colorado 80203-4541 tel 303.861.7000 fax 303.866.0200

H. Roger Schwall January 20, 2006 Page 2
Form 10-K for the Fiscal Year Ended December 31, 2004
Exploration, page 5
1.

Please disclose the amount of reserve additions that was attributable to exploration results apart from the assumption of higher gold prices. We note your disclosure on page 77 that 70% of the reserve additions were attributable to the exploration segment.

The Company supplementally advises the Staff that the reference to 70 percent of additions being attributable to exploration on page 77 of the Annual Report on Form 10-K for the year ended December 31, 2004 (the “2004 Form 10-K”) was in relation to the Exploration Segment for the purpose of considering the expected future performance of the Exploration Segment when performing the annual goodwill impairment testing. Of the total reserve additions of 12.4 million equity ounces, 8.5 million equity ounces (or approximately 70%) were new additions attributable to the Exploration Segment after deductions for the reclassification of Cerro Quilish and mineralized material previously valued in purchase price accounting. All factors which affect the estimation of reserves, including “non-geological” factors such as gold prices and foreign exchange rates, are included in the attribution calculations.

Of the 12.4 million equity ounces of total reserve additions in 2004, 3.8 million ounces (or approximately 30%) were attributable to a higher gold price assumption. The discussion of exploration results on page 5 and 6 of the 2004 Form 10-K is of a general nature and merely summarizes the results from exploration efforts. The reserve additions noted in that discussion should not be confused with the discussion of reserve additions set out on page 54, under Exploration Segment Goodwill, where the reserve additions included in our fair value calculation for the Exploration Segment are set forth.

H. Roger Schwall January 20, 2006 Page 3
The Company intends to add the following disclosure in its Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”):

As of December 31, 2005, Newmont had proven and probable reserves of XX.X million equity ounces. A reconciliation of the changes in proven and probable reserves during the past three years is as follows:

(millions of equity ounces)	2005		2004	2003
Opening balance	92.4		91.3	86.9
Additions (1)(2)	XX.X		12.4	15.1
Acquisitions	X.X		—	2.3
Depletion	(X.X	)	(8.3)	(8.8)
Reclassifications (3)	—		(2.0)	—
Other divestments	(X.X	)	(1.0)	(4.4)

Closing balance	XX.X		92.4	91.3

(1) Additions attributable to the Exploration Segment
Total additions	XX.X		12.4	15.1
Less previously valued in purchase accounting	(X.X	)	(1.9)	(6.5)
Reclassifications (3)	—		(2.0)	—

Net additions	X.X		8.5	8.6

(2) The impact of the change in gold price on total reserve additions was X.X, 3.8 and 2.8 million equity ounces in 2005, 2004 and 2003, respectively.

(3)       Yanacocha reassessed the challenges involved in obtaining required permits for Cerro Quilish primarily related to increased community concerns. Based upon this reassessment, Yanacocha reclassified 3.9 million ounces (2.0 million equity ounces) of gold from proven and probable reserves to mineralized material not in reserve as of December 31, 2004 (See Item 2. Properties - South America).

H. Roger Schwall January 20, 2006 Page 4
Properties
Investment Interests, page 36
2.

We note your disclosure that indicates you recognized an impairment charge for an other-than-temporary decline in value relating to your investment in Kinross Gold Corporation. Please tell us and expand your disclosure to indicate the factors the company considered and the basis for this conclusion.

The Staff is supplementally advised that the Company considered the guidance provided in FAS 115 “Accounting for Certain Investments in Debt and Equity Securities” and EITF 03-01 “The Meaning of Other-Than-Temporary-Impairment and its impact on Certain Investments” in determining whether the decline in the value of its Kinross Gold Corporation (“Kinross”) shares was other-than-temporary as at June 30, 2004.

Specifically, the following negative factors influenced the decision: the trading price of the Kinross shares was 32% below the Company’s cost basis as at June 30, 2004; and the Kinross shares had traded below the Company’s cost basis for the six month period ended June 30, 2004, and subsequent to April 15, 2004, had traded at 20% or more below the Company’s cost basis.

Accordingly, at June 30, 2004, the Company determined that its Kinross investment was other-than-temporarily impaired, and in accordance with FAS 115 paragraph 16, the Company recognized in earnings the decline in fair value below its cost basis.

The Company intends to add the following disclosure in its 2005 Form 10-K (added text in italics):
“At June 30, 2004, based on the continued decline in value of Kinross Gold Corporation securities, Newmont recognized a $38.5 million impairment charge on its investment in Kinross …”

H. Roger Schwall January 20, 2006 Page 5
Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations
Critical Accounting Policies
Exploration Segment Goodwill, page 54
3.

Please modify your disclosure to clearly indicate the exploration ounce results of the Exploration Segment for each year presented. Provide disclosure of how the actual exploration ounce results compared to the valuation assumptions including whether or not the assumption was achieved. In addition, please provide a clear understanding of the types of exploration that are being conducted for which the exploration segment takes into account for its goodwill impairment testing.

The Staff is supplementally advised that during 2004 equity proven and probable reserve additions exceeded the additions assumed in the 2003 valuation model for the Exploration Segment as follows:

(millions of equity ounces)	Total reserve additions	Previously valued in purchase accounting	Reclassify Cerro Quilish reserves	Attributable to the Exploration Segment
2004
Actual results	12.4	(1.9)	(2.0)	8.5
2003 model assumption	7.9	(5.0)	—	2.9

Excess (shortfall)	4.5	3.1	(2.0)	5.6

In 2003, total reserve additions were 15.1 million equity ounces, of which 8.6 million ounces were attributable to the Exploration Segment, exceeding the additions assumed in the Company’s valuation of the Exploration Segment in 2002.

The Exploration Segment is responsible for all activities, regardless of location, associated with the Company’s efforts to discover new mineralized material that could ultimately advance into proven and probable reserves. Accordingly, the Company does not distinguish between near-mine and

H. Roger Schwall January 20, 2006 Page 6

greenfields exploration for purposes of valuing the Exploration Segment in connection with its goodwill impairment tests. Please see the response to comment 5 below on how the Exploration Segment management interacts with mine site management.

The Company only uses additions to proven and probable reserves as an indication of the expected future performance of the Exploration Segment when performing its goodwill impairment testing. In this regard, once a discovery is made by the Exploration Segment, all subsequent reserve additions resulting from that original discovery are considered in determining the expected future performance of the Exploration Segment.

The Company intends to add the following disclosure to its discussion of Critical Accounting Policies relating to Exploration Segment Goodwill in its 2005 Form 10-K (added text in italics):

“The Exploration Segment is responsible for all activities, regardless of location, associated with the Company’s efforts to discover new mineralized material that could ultimately advance into proven and probable reserves. As discussed in greater detail below, when performing its Exploration Segment goodwill impairment testing, the Company only uses additions to proven and probable reserves as an indication of the expected future performance of the Exploration Segment. In this regard, once a discovery is made by the Exploration Segment, all subsequent reserve additions resulting from that original discovery are considered in determining the expected future performance of the Exploration Segment.”

4.

We note your disclosure that indicates your 2004 valuation of the exploration reporting unit includes an assumption of various percentages for years 2005 through 2008, representing ounces that had previously been valued in the Normandy purchase accounting. Please describe clearly what these ounces represent and why they should be attributed to the value of the exploration segment.

The Staff is supplementally advised that a portion of the additions to proven and probable reserves during 2002 through 2004 was derived from the conversion of mineralized material, which had been assigned value as part of the purchase price allocation process, and is excluded in the assessment of the expected future performance and fair value of the Exploration Segment.

H. Roger Schwall January 20, 2006 Page 7
The Company intends to add the following disclosure to its discussion of Critical Accounting Policies relating to Exploration Segment Goodwill in its 2005 Form 10-K (added text in italics):

“Internally generated proven and probable reserve additions are attributed to the Exploration Segment for purposes of determining the Company’s assumptions with respect to the expected future performance of the Exploration Segment only to the extent that such additions are derived from (i) a discovery made by the Company; or (ii) a discovery made on previously acquired properties as a result of exploration efforts conducted subsequent to the acquisition date. A portion of the additions to proven and probable reserves during 2003 through 2005 was derived from the conversion of mineralized material, which had been assigned values as part of the purchase price allocation process. In addition, the Company expects that a portion of internally generated reserve additions during 2006 and the next several years will also be derived from the conversion of mineralized material which had been assigned values as part of purchase price accounting. To avoid duplication, the reserves which are expected to be derived from this mineralized material in the future are excluded from the reserve additions used in the valuation of the Exploration Segment performed in connection with the Company’s goodwill impairment tests.”

5.

It appears from your disclosure that brownfields exploration results are being considered in the valuation of your exploration reporting unit. Please clarify if this is true and explain how this type of exploration is conducted by the corporate exploration group. It is our understanding that this type of exploration is typically under the control of the mine site operations and these around mine activities are more directly related to the results and reserve growth and going concern value of the mine site based reporting units. Please also explain how the corporate exploration unit interfaces with the mine site reporting units.

The Company supplementally advises the Staff that all types of exploration are considered in the valuation of the Exploration Segment. The Exploration Segment is responsible for making new discoveries in both the greenfields and

H. Roger Schwall January 20, 2006 Page 8
near-mine (i.e. brownfields) areas. The Exploration Segment’s activities are centrally controlled by the Exploration Segment’s management team which is responsible for:
• Setting the Company’s global exploration strategy;
• Determining budget allocations;
• Assigning appropriate personnel;
• Prioritizing discovery and business opportunities through a global rating and ranking process; and
• Allocating additional discretionary funding to worthy exploration programs.

The Exploration Segment’s management team interfaces on a regular basis with both the greenfields exploration teams and near-mine geologic teams in directing the Exploration Segment’s activities. The near-mine geologic teams undertake a spectrum of work duties that require them to be under the direction of both the mine operating segment and exploration segment management as they under take work that ranges from daily production support (i.e. ore and waste rock control) to near-mine exploration and the discovery of new gold mineralization. After discovery, work progresses with delineation drilling of the deposit to determine its limits, with concurrent studies to determine how best to mine and process the mineralized material for the extraction of gold. This work culminates with the reporting of proven and probable reserves, if the mineralization is deemed to meet the Industry Guide 7 tests. The exploration management team, in conjunction with corporate reserve modeling specialists, supervises this process in coordination with mine site personnel. The final quality and reportability of any reserves from either greenfields or near-mine areas must pass scrutiny of both the exploration management team and reserve modeling management.

Also, please see the response to comment 8 below.
6.	Additionally, please explain why mine development and mine optimization efforts are within the control of your exploration group. Again, it is unclear how the results from these efforts are not attributed to the value of the mine reporting units. We note your related disclosure on page 6.

H. Roger Schwall January 20, 2006 Page 9

The Company supplementally advises the Staff that as discussed in our responses to comments 5 above and 8 below, the Exploration Segment management provides supervision and direction for: near-mine exploration from the discovery of new gold mineralization; delineation drilling of deposits to determine their limits; concurrent studies to determine how best to mine and process mineralized material; and the reporting of proven and probable reserves.

The Company only uses additions to proven and probable reserves as an indication of the expected future performance of the Exploration Segment when performing its goodwill impairment testing. The actual reserve additions each year are assigned to the operating sites and are not included in the Exploration Segment goodwill impairment testing other than as an indication of expected future performance.

The Company does not define these terms in its disclosure documents because the terms are not relevant to the valuation of the Exploration Segment, which includes both near-mine (brownfields) and greenfields exploration efforts.

7.	In addition, please disclose how you define brownfields exploration as compared to greenfields exploration at your individual mine locations.

The Company supplementally advises the Staff that it defines near-mine (i.e. brownfields) exploration as exploration that can result in discovery of new gold mineralization, which will receive the economic benefit of existing operating, processing, and administrative infrastructures. This definition typically translates into a radial distance of influence surrounding existing operations where mineralized material from new discoveries could be transported to an existing processing facility.

Greenfields exploration is defined as exploration where a discovery of new gold mineralization would likely require investment of new capital to build a separate, stand-alone operation away from any of the Company’s existing locations.

8.	Please provide us with a comprehensive analysis of the composition of your exploration segment including the following:
• An organizational flowchart of the persons comprising this segment and where they are located.

H. Roger Schwall January 20, 2006 Page 10
• A description of reporting relationships of those who comprise this segment.
• A description of who directs the day-to-day activities of each exploration staff person.

A high-level organizational chart of the Exploration Segment is enclosed with this letter as supplemental information for your review. The Company supplementally advises the Staff that the Exploration Segment has four main areas of focus, all with the primary goal and responsibility of discovering new gold mineralization to be converted to proven and probable reserves in both the greenfields and near-mine environments. The four areas of focus and responsibility are:

• Near-mine (Brownfields) Exploration: Exploration for gold mineralization which will receive economic benefit from existing mining, processing, and administrative infrastructures.
• Greenfields Exploration: Exploration for gold mineralization away from existing mine locations that will require investment of new capital and a stand-alone operation.
• Exploration Business Development: Identification of, and securing Newmont’s participation in, exploration business opportunities generated by junior exploration companies or competitors.

•      Exploration Solutions Group: Application of technical specialists to support exploration programs in the near-mine, greenfields, and exploration business development areas, as well as to conduct research and development to enhance competitive advantages in technology and prospective terrain selection.

There are direct reporting lines to the Vice President Worldwide Exploration at corporate headquarters from all the Directors of Greenfields Exploration (currently there are four such Directors), the Vice President of Exploration Business Development, the Chief Geoscientist supervising the Exploration

H. Roger Schwall January 20, 2006 Page 11

Solutions Group, and the General Manager of Mineral District Exploration who interfaces with the mine site geologic teams. As previously discussed, the exploration management team, through the General Manager of Mineral District Exploration, has responsibility for making new gold discoveries in the near-mine environment by regularly interfacing with the mine site geologic teams and:

• Setting the Company’s exploration strategy;
• Determining budget allocations;
• Assigning appropriate personnel;
• Prioritizing discovery and business opportunities through a global rating and ranking process; and
• Allocating additional discretionary funding to worthy exploration programs.

The day-to-day activities of the greenfields exploration teams, Exploration Business Development group, and the Explorations Solutions Group are directed by the Vice President and Directors identified on the organizational chart (see Appendix A). In the near-mine environment, the day-to-day activities are directed by the geologic manager/director at each mine site. However, these individuals take direction from the corporate General Manager of Mineral District Exploration for near-mine exploration and discovery of new gold mineralization, and from the local Operations General Manager/Vice President on matters related to gold production.

9.

Please tell us why you have used a lower discount rate assumption for the exploration segment than your merchant banking segment. In addition, tell us if these rates represent the weighted average cost of capital of willing and able marketplace participants. Please provide support for your conclusions, including an understanding of why the rate decreased in 2004 from 2003.

The Company supplementally advises the Staff that the key factor impacting a lower discount rate assumption for the Exploration Segment (versus the Merchant Banking Segment) is the adjustment (subtraction) of an estimated inflation rate from the nominal discount rate to arrive at the real discount rate. This adjustment was made specifically to the Exploration Segment as the price of gold, one of the major factors impacting the fair value of the Exploration Segment, is provided in real terms. Due to the difficulty in predicting

H. Roger Schwall January 20, 2006 Page 12

fluctuations in future gold prices, the Company excluded growth and utilized a discount rate in its income approach that is reflective of real terms, rather than nominal terms. This real terms income approach is a widely accepted method in valuing commodity type entities, and would not be applicable to merchant banking type entities.

In deriving the weighted average cost of capital (“WACC”), a discount rate was estimated based on publicly available data from eleven gold mining companies that were evaluated as being reasonably comparable to Newmont. Use of these comparable companies was intended to provide evidence of the WACC of willing and able marketplace participants. Specific reporting unit adjustments were then considered reflecting segment differences including “unsystematic risk factor(s)” (discussed below) reflecting differences in the risk of the individual reporting units in relation to the selected comparable companies as well as able and willing marketplace participants.

Overall, the discount rate for the Exploration Segment declined 1% from 2003 to 2004. The major factors contributing to this decline were the market derived equity risk premium which decreased from 7% in 2003 to 6% in 2004 and the selected unsystematic risk factor which decreased from 5% in 2003 to 4% in 2004. The equity risk premium is the market derived expected return of the market in excess of the risk-free rate and is based on an analysis of historical realized returns, forward-looking premium estimates, recently published views and academic studies. The decrease in the unsystematic risk factor from 2003 to 2004 can be mostly attributed to the changes in gold prices (higher) and exploration expenditures (higher) over that period. The unsystematic risk factor considers the additional risk borne by the Exploration Segment in comparison to the comparable companies including exposure to gold price declines, low discovery rates, diversification, reduced exploration expenditures, etc. However, from 2003 to 2004, the industry experienced an increase in gold prices. Furthermore, the overall industry and the Exploration Segment experienced increased spending in exploration which resulted in enhanced reserve growth. Thus, it was estimated that some risk was mitigated by the higher gold prices and favorable growth in exploration spending warranting a slight decrease in estimated unsystematic risk.

The discount rate of the Exploration Segment would be greater than the discount rate of the Merchant Banking Segment for 2003 and 2004 if the Exploration Segment discount rate were not measured in real terms. The

H. Roger Schwall January 20, 2006 Page 13

unsystematic risk factor for the Merchant Banking Segment was 3% in 2003 and 2% in 2004 versus the Exploration group of 5% in 2003 and 4% in 2004. Higher unsystematic risk was applied to the Exploration Segment due to the high sensitivity of the group to gold prices and reserve additions, both of which can be, and have been, historically volatile. In contrast, the Merchant Banking Segment is more “diversified” with different revenue streams (equity portfolio, royalty portfolio, value realization, and downstream gold refining) and holds interests that are not dependent on only one or two critical factors.

10.

Please expand your disclosure to explain why a sustained period of three years in which the results of the exploration segment fall short of key assumptions is necessary before the exploration segment goodwill might be impaired. Tell us how the results of the exploration segment in an individual year impact the goodwill impairment testing model. We also note a similar assumption used for your Merchant Banking Segment. Please separately address why you believe this is appropriate for the Merchant Banking Segment. Compare and contrast your conclusion with paragraph 23 of SFAS 142 which indicates that fair value of a reporting unit refers to the amount at which the unit as a whole could be bought and sold in a current transaction between willing parties. Explain whether or not a willing buyer or seller in a current transaction would not take into account current market conditions because they have not been sustained for a period of three years.

The Company supplementally advises the Staff that it assesses both the Exploration and Merchant Banking segment goodwill annually for impairment as required by SFAS 142, and does not consider a sustained period of three years of adverse results as the sole indicator that either the Exploration and/or Merchant Banking segment goodwill may be impaired.

Valuation Reports prepared by an independent valuation firm in order to produce a model to value each of the Exploration Segment and the Merchant Banking Segment, respectively, will be provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with such Rule, Newmont has requested that such material be returned promptly following completion of the Staff’s review of the 2004 Form 10-K. Newmont also has requested confidential treatment of such material pursuant to the provisions of 17 C.F.R. §200.83.

H. Roger Schwall January 20, 2006 Page 14
Exploration

As part of its annual goodwill impairment testing procedures, the Company, with the assistance of an independent valuation firm, produces a model to value the Exploration Segment (see Valuation Report dated December 31, 2004 provided to the Staff under separate cover). As quoted market prices in active markets are not available for the Exploration Segment, the annual valuation represents the Company’s best estimate of the fair value that a willing buyer and seller would consider in a current transaction at that specific date. Also, please see the response to comment 14 below.

The assumptions included in the Company’s annual Exploration Segment goodwill impairment testing model are assessed and updated each year and are consistent with the assumptions that the Company utilizes in its long-term operating plans, which it uses to manage its business. Management’s expectation of the growth rate and reserve additions that could be expected to continue in the future are based on the review of historical additions to proven and probable reserves, including the most recent year’s exploration results. It would be unlikely that a typical market participant/acquirer would extrapolate a single year’s extraordinary exploration performance out into the future and likewise a buyer would be unlikely to extrapolate a single year’s poor performance in a similar fashion. As exploration activities are undertaken over a significant period of time, generally well in excess of one year from initial drilling to subsequent determination of proven and probable reserves, the Company has determined that a sustained period of approximately three years, in which additions to proven and probable reserves, or the values associated therewith, fall short of those levels that reasonably could be expected to support the carrying value of the Exploration Segment, is a reasonable period which would likely result in a reduction of the value assigned to goodwill. Accordingly, in both of these circumstances, the Company believes that the buyer would temper the current year’s results with the recent past history of the Exploration Segment’s performance.

H. Roger Schwall January 20, 2006 Page 15
The following is a comparison of the major assumptions used in the 2004 and 2003 Exploration Segment goodwill impairment testing models:

Assumptions	2004	2003
Initial year additions to reserves (millions of ounces)	11.0	7.9
Annual growth rate of reserve additions	5%	5%
Time horizon of model (years)	17	16
Time lapse between additions and production (years)	7.2	6
Production period (years)	5	5
Discount rate	8%	9%
Terminal value (billions)	$5.8	$3.9
Average gold price per ounce	$375	$360
Total cash costs per ounce	$230	$201
Capital costs per ounce	$50	$50

The Valuation Report concluded that the fair value of the Exploration Segment was $5.3 billion as at December 31, 2004 which exceed the Exploration Segment carrying value of $1.1 billion at December 31, 2004.

Merchant Banking

As part of its annual goodwill impairment testing procedures, the Company, with the assistance of an independent valuation firm, produces a model to value the Merchant Banking Segment (see Valuation Report dated December 31, 2004 provided to the Staff under separate cover). As quoted market prices in active markets are not available for the Merchant Banking Segment, the annual valuation performed represents the Company’s best estimate of the fair value that a willing buyer and seller would consider in a current transaction at that specific date.

The Company updates the assumptions included in its annual impairment testing model each year. Management’s expectation of the investment returns and other economic value added activities of the Merchant Banking Segment that could be expected to continue in the future are based on a review of historical results, including the most recent year’s results, and management’s overall assessment of its financial commitment to the Merchant Banking Segment. It would be unlikely that a buyer would extrapolate a single year’s extraordinary Merchant Banking performance out into the future and likewise

H. Roger Schwall January 20, 2006 Page 16

a buyer would be unlikely to extrapolate a single year’s poor performance in a similar fashion. As the Company undertakes investment activities with a long term view, the Company has determined that a sustained period of approximately three years, in which additional investments are not made, and/or investment returns and other economic value added activities fall short of those levels that reasonably could be expected to support the carrying value of the Merchant Banking Segment, is a reasonable period which would likely result in a reduction of the value assigned to goodwill. Accordingly, in both of these circumstances, we believe it is logical that the buyer would temper the current year’s results with the recent past history of the Merchant Banking Segment’s performance.

The following is a comparison of the major assumptions used in the 2004 and 2003 Merchant Banking goodwill impairment testing models:

Assumptions	2004	2003
All Portfolios

Discount rate	9%	9%
Time horizon (years)	10	10
Terminal value (billions)	$2.9	$2.4

Equity Portfolio

Pre-tax return on investment
Initial	35%	35%
Gradually declining to	15%	15%
Initial equity portfolio investment (millions)	$500	$140
Annual capital infusions (millions)	$50	$120
Terminal value (billions)	$2.2	$1.5

Royalty Portfolio

Annual royalty portfolio growth	5%	5%
Pre-tax return on investment	13%	13%

Value Realization

Pre-tax advisory fee	5%	5%
Transactions and value-added activities (millions)	$500	$500
Transactions and activities annual growth rate	5%	5%

Downstream Gold Refining

Pre-tax annual return on investment (millions)	$4.2	$4.2

H. Roger Schwall January 20, 2006 Page 17

The Valuation Report concluded that the fair value of the Merchant Banking Segment was $3.3 billion as at December 31, 2004 which exceeded the carrying value of the Merchant Banking Segment of $2.5 billion at December 31, 2004.

11.

Please explain if you also require a sustained period of three years when the results of your exploration and merchant banking reporting units exceed key assumptions before you modify your assumptions.

As noted in our response to comment 10 above, the Company assesses the appropriateness of the Exploration and Merchant Banking reporting unit valuations key assumptions on an annual basis.
12.

Please tell us whether the Yanacocha reclassification of 3.9 million ounces of proven and probable reserves to mineralized material was included in the determination of the Exploration Segment’s exploration results of 2004. If they have not, please tell us why this reclassification should be excluded. Additionally, explain how the exploration segment addresses other situations where proven and probable reserves resulted in one year but were reversed in subsequent years. Specifically address how factors that are not within the control of the exploration reporting unit are considered in the valuation, such as fluctuation in commodity prices and foreign currency exchange rates. We note your related disclosure on page 6.

The Company supplementally advises the Staff that the reclassification of 3.9 million ounces at Yanacocha (representing 2.0 million equity ounces to Newmont) was reflected (as a deduction) in the additions to reserves attributable to the Exploration Segment for the purpose of considering the expected future performance of the Exploration Segment for the annual goodwill impairment test.

H. Roger Schwall January 20, 2006 Page 18

Once a discovery is made by the Exploration Segment, all subsequent reserve additions resulting from that original discovery are considered in determining the expected future performance of the Exploration Segment. In this regard, the Company considers all changes to reserves, including additions, deletions, and reclassifications for whatever reason in the attribution of reserves to the Exploration Segment for purpose of evaluating the expected future performance of the Exploration Segment for the annual goodwill impairment test. Therefore, all factors, which affect the estimation of reserves, including non-geological factors such as commodity prices and foreign exchange rates are included in the attribution calculations.

13.

We note that your terminal valuation assumption for the exploration segment has increased from $3.9 billion in 2003 to $5.8 billion in 2004. Please explain the key factors that were the drivers of this change.

The Company supplementally advises the Staff that the key factor impacting the change in the terminal value of the Exploration Segment (from $3.9 billion in 2003 to $5.8 billion in 2004) was the decline in discount rate from 9% in 2003 to 8% in 2004. The reasons for this decline are discussed above in response to comment 9.

14.

Please tell us whether you believe your terminal value assumption represents fair value, such that in an arms length transaction between willing parties, this segment could be sold for your terminal amount.

The Company supplementally advises the Staff that it believes that the annual valuation is its best estimate of the fair value that a willing buyer and seller would consider in a current transaction.
The assumptions used to estimate the present value of the Exploration Segment in the terminal year are based on a stable (fixed) long-term gold price, a willing and able market participant representative discount rate, a company and industry benchmarked terminal growth rate, and estimates of segment specific growth rates and expenses. Thus, it is estimated that the present value of the terminal year and cash flows for the detailed periods represent fair value.

H. Roger Schwall January 20, 2006 Page 19

The terminal value (and overall reporting unit value) is based on the cash flows that a typical market participant would expect to receive. A typical market participant/acquirer would be an entity similar to the Company; i.e., one that has an established mining operation that would find value in the exploration activities detailed previously in the response to comment 3, above. The real value to the Company and/or any potential buyer generated by the Exploration Segment is created with the discovery of new mineralization, which eventually can be converted to reserves. It is the realization of the value of all the reserves that will be mined from any discovery, which will determine the ultimate value, which was generated by that initial discovery made by the Exploration Segment, and supports the fair value of the Exploration Segment. Further support for the terminal value can be seen from recent transactions that suggest significant value in gold mining companies beyond existing proven and probable reserves.

Note 2 – Summary of Significant Accounting Policies
Sales Contracts, Commodity and Derivative Instruments, page 110
15.

We note that you have elected to designate your gold contracts as “normal purchases and sales contracts” under paragraph 4(a) of FAS 138. With respect to your gold sales, please provide an analysis of the different type of contracts that you presently have, indicating the (i) counterparties involved and (ii) whether or not the counterparty that receives physical delivery of an unrefined product from your mine is the same counterparty that receives physical delivery of a refined product from your mine.

The Company supplementally advises the Staff that in all cases the counterparty receives physical delivery of a refined product. The counterparties buy gold from Newmont or its affiliates through normal purchases, either through (1) spot sales, (2) tendered sales during the course of a calendar month where the price is determined by an averaging of the London Bullion Market Association, London PM Fixings plus a premium, or (3) price capped sales contracts.

H. Roger Schwall January 20, 2006 Page 20
The counterparties (UBS, JP Morgan and Deutsche Bank) that have price capped sales contracts with Newmont are all counterparties which participate in the Company’s spot and tendered sales.
Engineering Comments
South America, page 19
16.	Please provide a copy of the feasibility study for Minas Conga. This may be furnished in a PDF format of a CD to expedite shipment and handling costs.
Please see the information previously provided under separate cover on January 13, 2006.
Investing Activities, page 86
17.	Please provide a project description and reserve estimate for the Leeville project. Are these reserves, if any, included in the North American reserves?
Please see the information previously provided under separate cover on January 13, 2006.
18.	Please provide a copy of the feasibility studies for the Akyem and Ahafo projects. This may be furnished in a PDF format of a CD to expedite shipment and handling costs.
Please see the information previously provided under separate cover on January 13, 2006.
Notes to consolidated Financial Statements, page 172
19.	The provincial municipality of Celendin has enacted an ordinance similar to that of Cajamarca, which caused the reserves to the Cerro Quilish to be reclassified as mineralized material. Disclose how this legal issue may impact the reserve estimate for Minas Conga. Please tell us if the circumstances regarding this deposit are significantly different from Cerro Quilish and explain why you would expect different results.

H. Roger Schwall January 20, 2006 Page 21

The Municipality of Celendin enacted an ordinance similar in nature to that enacted by the Municipality of Cajamarca with regard to Cerro Quilish. Minera Yanacocha S.R.L. (“Yanacocha”) challenged the Cajamarca ordinance and Peru’s Constitutional Tribunal held, in substance, that the Cajamarca ordinance did not impact Yanacocha’s mining rights for Cerro Quilish as Yanacocha’s rights were both superior and preexisting. Based on this precedent from the highest level in the Peruvian judiciary, Yanacocha could reasonably expect a similar result in its challenge of the Celendin ordinance.

The existence of the Cajamarca ordinance did not cause the reclassification of reserves at Cerro Quilish. The above-referenced ruling of the Constitutional Tribunal, securing Yanacocha’s legal rights, had been made well before the reclassification of reserves. The Company disclosed in its 2004 Form 10-K on pages 19 and 71, that “Yanacocha has reassessed the challenges involved in obtaining required permits for Cerro Quilish primarily related to increased community concerns. Based upon this reassessment, Yanacocha has reclassified 3.9 million ounces (1.98 million equity ounces) of gold from proven and probable reserves to mineralized material not in reserve as of December 31, 2004.” The Staff is advised that the reclassification was not based on the Cajamarca ordinance or Yanacocha’s successful challenge thereof.

Yanacocha has carefully evaluated the social issues and dynamics of the communities in and around the area of Conga and has engaged in extensive community and external affairs efforts at this early stage of the Conga project. It is Yanacocha’s assessment that a significant percentage of the communities surrounding the Conga area actively support the project and actively oppose the Celendin ordinance. Yanacocha continues to work cooperatively with the Municipality of Celendin and members of the community to resolve the dispute over the ordinance.

For further clarity, the Company intends to exclude reference to Cerro Quilish and add the following language in 2005 Form 10-K (added text in italics):

“Yanacocha is involved in a dispute with the Provincial municipality of Celendin regarding the authority of that

H. Roger Schwall January 20, 2006 Page 22

governmental body to regulate the development of the Conga ore deposit. During the fourth quarter of 2004, the Municipality of Celendin enacted an ordinance declaring the area around Conga to be a mining-free reserve and naturally protected area. Yanacocha has challenged this ordinance on the grounds that, under Peruvian law, local governments lack authority to create such areas that would deny the rights granted by Yanacocha’s mining concessions. Based on legal precedent established by Peru’s Constitutional Tribunal, it is reasonable to believe that Yanacocha’s mining rights will be upheld.

Yanacocha has carefully evaluated the social issues and dynamics of the communities in and around the area of Conga. Yanacocha has engaged in extensive community and external affairs efforts at this early stage of the Conga project. It is Yanacocha’s assessment that a significant percentage of the communities surrounding the Conga area actively support the project and actively oppose the Celendin ordinance.”

We would be pleased to receive any responses whenever they become available, and the Company is prepared to make every effort to respond in a timely manner to the Staff’s comments. If the Staff wishes to discuss the responses provided above or the enclosed materials at any time, please do not hesitate to contact W. Dean Salter at 303-866-0245 or Mashenka Lundberg at 303-866-0616 of the undersigned firm.

Sincerely,

/s/ Holme Roberts & Owen LLP
HOLME ROBERTS & OWEN LLP

H. Roger Schwall January 20, 2006 Page 23

cc:	Jill Davis
Kevin Stertzel
Ken Schuler
Richard T. O’Brien (w/o enc.)
Russell Ball (w/o enc.)
Sharon Thomas, Esq. (w/o enc.)
W. Dean Salter, Esq. (w/o enc.)